UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Clarification regarding adjustment of job posts at Petrobras refineries and fertilizer plants

Rio de Janeiro, July 25, 2017 - Petróleo Brasileiro S.A. – Petrobras reports that in 2014 it started a study to reassess the processes at refining and fertilizer units, and, therefore, adjust the number of job posts for safer, more reliable and efficient operations at its industrial units. The Organization and
Methods of Work (O&M) study assessed operational routines on each operating post, both in normal conditions and in emergency response situations. The methodology enabled the reorganization of operating routines, distributing them more evenly among job posts, with the transfer of some activities from a shift schedule to an administrative regime.

Study results started to be implemented in May 2017, at Petrobras' refineries.
Staff reassignments were made where necessary to areas of higher demand. As a result, 63% of the Operating departments at Petrobras refineries and fertilizer plants maintained or increased the number of job posts, while 37% had reductions.

There were no layoffs in this process, which was based solely on the reassignment of staff.

Unions dissatisfied with this process have filed lawsuits demanding the implementation of these changes to be suspended.

Last week, an injunction decision was issued in favor of the demands presented by the Union of Paulínia Refinery (Replan), in São Paulo.

To comply with this decision, Petrobras informed today the National Agency of
Petroleum, Natural Gas and Biofuels (ANP) that it is temporarily halting one of three S-10 diesel hydrotreating units at Paulínia Refinery (Replan), in São
Paulo.

Petrobras is appealing the decision with the expectation to reverse it.

The temporary shutdown of the plant does not generate relevant impacts on the financial results of the company. Suspended production will be offset by increases at other Petrobras units.

Petrobras reinforces its commitment to the operation of its facilities in accordance with the most stringent procedures of the global oil industry. The company reaffirms that the O&M study for the Operating area of Refining and
Fertilizer units has yielded a level of workers necessary and sufficient to ensure the safety, reliability, and efficiency of its industrial plants.
________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 25, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer